Shareholder Meeting Results

PIMCO New York Municipal Income Fund II


Re election of Alan Rappaport Class I to serve until
the annual meeting for the 2018 fiscal year
Affirmative  Authority Withheld
9120483      336830
Re election of Hans W Kertess Class* I to serve until
the annual Meeting for the 2018 fiscal year
2456         58
Re election of William B Ogden IV Class I to serve
until the annual Meeting for the 2018 fiscal year
9108302      349011

The other members of the Board of Trustees at the time of the meeting namely Messrs James A Jacobson
Bradford K Gallagher John C Maney and Craig A Dawson and Ms Deborah A DeCotis continued to serve as Trustees of the Fund

*Preferred Share Trustee